UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Date: May 22, 2025

Commission File Number: 001-37946

Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)

354 Davis Road

Oakville, Ontario, L6J 2X1, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	2024 Report on Fighting Against Forced Labour and Child Labour in Supply Chains Act

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: May 22, 2025	By:	/s/ Brian Chin
	Name:	Brian Chin
	Title:	Interim Chief Financial Officer and Vice President, Investor Relations